Form 20-F
period 2002-12-31
BENGUET CORP
filed 2003-08-14
CIK 11290

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES ECHANGE ACT OF 1934

For the calendar year ended December 31, 2002

Commission file number _____________

BENGUET CORPORATION
(Exact name of registrant as specified in its charter)

 Metro Manila, Philippines

(Jurisdiction of Incorporation or Organization)

3rd Floor, One Corporate Plaza 845 A. Arnaiz Avenue,
Makati City, Philippines
(Address of principal executive offices) Securities registered or to be registered pursuant to Section
12 (b) of the Act

Title of each class   Common Class B Stock  P3.00 Par Value

Name of each exchange on which registered   National
Association of Securities Dealers
Over-the-Counter Bulletin Board (NASD-OCTBB)
Philippine Stock Exchange

Securities registered or to be registered pursuant to Sections 12 (g) of the Act

None (Title of Class)

Securities for which there is a reporting Obligation pursuant to Section 15(d) of the Act

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Convertible Preferred Class A Stock -219,001 shares
Common Class A Stock -71,642,463* shares
Common Class B Stock -42,470,072* shares

* Net of treasury shares

Indicate by check mark whether the registrant (I) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding
12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No__

Indicate by check mark which financial statement item the
registrant has elected to follow. Item 17 X    Item 18__.